SU Group Holdings Limited

Unit 01 – 03, 3/F, Billion Trade Centre
31 Hung To Road, Kwun Tong
Kowloon, Hong Kong
Telephone: +852 2341-8183

VIA EDGAR

August 14, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Keira Nakada
Linda Cvrkel
Taylor Beech
Erin Jaskot

Re:	SU Group Holdings Ltd

Amendment No. 1 to Draft Registration Statement on Form

F-1 Submitted June 30, 2023

CIK No. 0001969863

Dear Ms. Beech:

SU Group Holdings Limited (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 26, 2023, regarding Amendment No. 1 to Draft Registration Statement on Form F-1 (“Draft Registration Statement”) submitted to the Commission on June 30, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is submitting via Edgar a revised registration statement (the “Revised Registration Statement”) with this response letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.	Where you discuss the dividends declared in the years ended September 30, 2021 and 2022, revise to include a cross reference to the consolidated financial statements. In addition, we note that these numbers do not agree with the numbers you disclose in the risk factor on page 26. Please revise for consistency.

Response to Comment No. 1: In response to the Staff’s comment, we have revised our disclosure on the prospectus cover page, the prospectus summary on page 10 and the “Risk Factors” section on page 29 of the Revised Registration Statement.

2.	Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors, as you have done in your prospectus summary. In this regard, we note your disclosure on the prospectus cover says only “none of our subsidiaries have ever faced difficulties or limitations on the ability to transfer cash to another subsidiary.” Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

Response to Comment No. 2: In response to the Staff’s comment, we have revised our disclosure on the prospectus cover page and the prospectus summary on page 10 of the Revised Registration Statement.

3.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

Response to Comment No. 3: In response to the Staff’s comment, we have revised our disclosure on the prospectus cover page, the prospectus summary on page 9 and the “Risk Factors” section on page 35 of the Revised Registration Statement.

4.	Where you discuss your cash management policies, revise to clarify the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.), and include comparable disclosure describing your cash management policies in your prospectus summary. Include a cross reference on your cover page to the added discussion in your prospectus summary.

Response to Comment No. 4: In response to the Staff’s comment, we have revised our disclosure on the prospectus cover page and the prospectus summary on page 10 of the Revised Registration Statement.

5.	Identify clearly the entity in which investors are purchasing their interest.

Response to Comment No. 5: In response to the Staff’s comment, we have revised our disclosure on the prospectus cover page of the Revised Registration Statement.

6.	Disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong/Macau have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange.

Response to Comment No. 6: In response to the Staff’s comment, we have revised our disclosure on the prospectus cover page of the Revised Registration Statement.

Prospectus Summary, page 1

7.	With a view to featuring such disclosure more prominently, move all disclosure regarding your corporate structure and the risks of doing business in the PRC and Hong Kong to the beginning of the prospectus summary.

Response to Comment No. 7: In response to the Staff’s comment, we have revised our disclosure in the prospectus summary on page 8 of the Revised Registration Statement.

8.	We note your disclosure that “we have submitted 250 tenders and quotations with a total estimated contract value of US$30.2 million in relation to the provision of security-related engineering services involving the supply of security systems and related maintenance services which we were awaiting results.” Please revise to clarify whether these tenders and quotations are firm commitments.

Response to Comment No. 8: In response to the Staff’s comment, we have revised our disclosure in the prospectus summary on page 3 and the “Business” section on pages 96 and 98 of the Revised Registration Statement.

Summary of Risks Affecting Our Company, page 3

9.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response to Comment No. 9: In response to the Staff’s comment, we have revised our disclosure in the prospectus summary on pages 3 and 5 of the Revised Registration Statement.

Legal and Operational Risks Related to Operations in Hong Kong, page 4

10.	Revise to balance the disclosure in this section with a discussion of the possible ramifications if you did become subject to PRC laws and authorities, including that you could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue your current business operations.

Response to Comment No. 10: In response to the Staff’s comment, we have revised our disclosure in the prospectus summary on page 5 of the Revised Registration Statement.

PRC Approvals, page 5

11.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese and Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.

Response to Comment No. 11: In response to the Staff’s comment, we have revised our disclosure in the prospectus summary on page 6 of the Revised Registration Statement.

12.	It is unclear whether you relied on an opinion of your PRC counsel with respect to your conclusions that you do not need permissions and approvals from the CAC and CSRC, as you state that you were “advised” by your PRC counsel. Please revise to specify that the conclusion is the opinion of PRC counsel, if accurate. If you did not rely on an opinion, state as much and explain why such an opinion was not obtained.

Response to Comment No.12: In response to the Staff’s comment, we have revised our disclosure on the prospectus cover page and in the prospectus summary on pages 6 to 8 of the Revised Registration Statement.

Corporate Structure, page 7

13.	Identify clearly the entity in which investors are purchasing their interest.

Response to Comment No. 13: In response to the Staff’s comment, we have revised our disclosure in the prospectus summary on page 9 of the Revised Registration Statement.

Dividends and Other Distributions, page 8

14.	Revise to include a discussion of China’s Enterprise Tax Law.

Response to Comment No. 14: In response to the Staff’s comment, we have revised our disclosure in the prospectus summary on page 11 of the Revised Registration Statement.

Risk Factors

Risks Related to Conducting Operations in Hong Kong, page 27

15.	Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong/Macau that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Response to Comment No. 15: In response to the Staff’s comment, we have revised our disclosure in the “Risk Factors” section on page 34 of the Revised Registration Statement.

16.	Given the significant oversight and discretion of the government of the PRC over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response to Comment No. 16: In response to the Staff’s comment, we have revised our disclosure in the “Risk Factors” section on pages 31 and 32 of the Revised Registration Statement.

Enforceability of Civil Liabilities, page 49

17.	Please identify each officer and/or director located in China, Hong Kong or Macau.

Response to Comment No. 17: In response to the Staff’s comment, we have revised our disclosure in the “Enforceability of Civil Liabilities” section on page 53 of the Revised Registration Statement.

Selected Consolidated Financial Data

Selected Consolidated Statements of Income Data, page 53

18.	Please revise to also disclose net income attributable to SU Group Holdings Limited’s ordinary shareholders for each period presented.

Response to Comment No. 18: In response to the Staff’s comment, we have revised our disclosure in the “Selected Consolidated Financial Data” section on page 57 of the Revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Operations, page 56

19.	We note your disclosure that in the fiscal years ended September 30, 2021 and 2022, 93.5% and 80.9% of your revenues from the provision of security-related engineering services was contributed by recurring customers, respectively. Please tell us whether management tracks your recurring customers and what consideration you gave to including a description of those trends in your filing.

Response to Comment No. 19: We respectfully advise the Staff that the management of the Company tracks the number of customers, including the number of new and recurring customers. In response to the Staff’s comment, we have revised our disclosure in the “Risk Factors” section on page 16 and in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations” section on page 61 of the Revised Registration Statement.

Quantitative and Qualitative Disclosures About Market and Financial Risks, page 70

20.	Your current disclosures with respect to your exposure to interest rate and foreign currency risks do not comply with the guidance outlined in Item 11(a)(1) of Form 20-F. Please revise your quantitative disclosures regarding your exposure to such risks so that they are presented in one of the suggested formats outlined in Item 11(a)(1) of Form 20-F.

Response to Comment No. 20: In response to the Staff’s comment, we have revised our disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure About Market and Financial Risks” section on page 80 of the Revised Registration Statement.

Business

Our Suppliers, page 99

21.	We note your disclosure that during the fiscal years ended September 30, 2021 and 2022, your single largest supplier accounted for 36.6% and 20.2% of your total purchases, respectively. Please tell us whether you have entered into an agreement with this supplier, and if so, please revise to describe the material terms of the agreement and file the agreement as an exhibit to the registration statement, or tell us why you are not required to do so.

Response to Comment No. 21: We respectfully acknowledge the Staff’s comment and will provide the Staff with the requested information, once such information is available. The Company will discuss with the Staff how to submit the requested information in response to the Staff’s request prior to providing such information.

Material Contract

Letter of Acceptance with a Customer, page 104

22.	We note your disclosure that on September 30, 2021, Shine Union and a customer signed a letter of acceptance under which Shine Union agreed to provide supply and installation services, including design development, testing, commissioning, and maintenance of ELV systems, for a fixed price of HK$34.9 million as a subcontractor for the main contract dated May 25, 2021, related to the development of a hostel and a building complex in Hong Kong. Revise to describe the material terms of these agreements and file them as exhibits to the registration statement, or tell us why you are not required to do so.

Response to Comment No. 22: We respectfully acknowledge the Staff’s comment and will provide the Staff with the requested information, once such information is available. The Company will discuss with the Staff how to submit the requested information in response to the Staff’s request prior to providing such information.

Employees, page 110

23.	We note your disclosure on page 17 that your employee turnover rate in respect of the full-time employees for providing security guarding and screening services and related vocational training services was 61.8% and 57.0% for the fiscal years ended September 30, 2021 and 2022, respectively. Revise the discussion in this section to address your turnover rate.

Response to Comment No. 23: In response to the Staff’s comment, we have revised our disclosure in the “Risk Factors” section on page 19 and in the “Employees” section on page 120 of the Revised Registration Statement.

Consolidated Financial Statements

Note 1. Organization and Principal Activities

Reorganization, page F-7

24.	We note that your reorganization on April 16, 2021 involved the combination of certain entities under common control under which you became the ultimate holding company. We further note that the reorganization is reflected as of the beginning of the first period presented. Based on this information, your financial statements appear to be more appropriately described as “combined,” rather than as “consolidated,” for the period prior to April 16, 2021. Please revise your presentation or advise. Refer to ASC 810-10-45-10.

Response to Comment No. 24: We respectfully advise the Staff that Shine Union Limited (“Shine Union”) and Fortune Jet Management & Training Co. Limited (“Fortune Jet”) have been 100% and 90% owned, respectively, by “SU Investment” since December 2019. Therefore, the consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented for the year ended September 30, 2021. In response to the Staff’s comment, we have revised our disclosure on page F-35 of the Revised Registration Statement.

Note 2. Significant Accounting Policies (o) Deferred Offering Expenses, page F-11

25.	Please clarify whether the offering costs that you have capitalized at September 30, 2022 relate to the current attempt to list on Nasdaq or to other ongoing efforts to list your shares on another market.

Response to Comment No. 25: We respectfully advise the Staff that the offering cost that the Company had capitalized at September 30, 2022 was related to the current attempt to list on Nasdaq.

Note 6. Property and Equipment, Net, page F-19

26.	We note that you disposed of a significant portion of your property and equipment during the fiscal year ended September 30, 2021 based on the proceeds reflected in your statement of cash flows for the period. Please disclose the facts and circumstances leading to the disposal and the segment under which the long-lived assets disposed of were reported. Refer to ASC 360-10-50-3.

Response to Comment No. 26: We respectfully advise the Staff that during the years ended September 30, 2021 and 2022, certain customers who leased the equipment under operating lease arrangements decided to terminate the leased arrangements with the Group. This was mainly triggered by the launch of the Pilot Subsidy Scheme for Third-party Logistics Service Providers on October 12, 2020 with a granting budget of HK$300 million, which subsidizes the procurement of screening equipment including X-ray machines and explosive trace detection equipment adopted under the regulated air cargo screening facilities scheme to encourage the adoption of technology by the logistics sector for enhancing efficiency and productivity. In response to the Staff’s comment, we have revised our disclosure on page F-48 of the Revised Registration Statement.

Note 19. Related Party Transactions and Balances, page F-26

27.	Please revise the notes to the financial statements to disclose the lease expenses incurred with Mr. Chan Ming Dave and/or Ms. Yam Fung Yee Carrie as disclosed in the table at the top of page 130 under the heading “Related Party Transactions”. Refer to the disclosure requirements outlined in ASC 850-10-50.

Response to Comment No. 27: In response to the Staff’s comment, we have revised our disclosure on page F-56 of the Revised Registration Statement.

Note 21. Segment Reporting, page F-28

28.	Your discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appears to indicate that you review your equipment leasing services separately from other security-related engineering services and security guarding and screening services. In addition, the gross profit margin of the equipment leasing services appears to be significantly higher than that of the rest of the security-related engineering services segment. Please tell us your consideration for not identifying your equipment leasing services operations as a separate reportable segment. Also, if these operations do represent a separate operating segment but meet the criteria for aggregation, please explain your basis for this conclusion. Refer to ASC 280-10-50-10 and 50-11.

Response to Comment No. 28: We respectfully advise the Staff that the Company’s operating segments are organized internally by subsidiaries. The security-related engineering services business, which consists of project and maintenance services and equipment leasing services, is operated by Shine Union Limited (“Shine Union”), a subsidiary of the Company, while the security guarding and screening services business is operated by Fortune Jet Management & Training Co. Limited (“Fortune Jet”), another subsidiary of the Company.

The Company has analyzed our operating segments, as defined within Paragraph 280-10-50-1, as follows:

Regularly, on a monthly basis, our Chief Executive Officer, who is identified as the CODM of the Company, reviews and evaluates the operational and financial information at a subsidiary level of Shine Union and Fortune Jet, which are derived from the readily available information through the two subsidiaries’ operating and finance systems, and uses this information to assess performance and allocate resources.

The monthly income statement, which includes certain revenue and operating performance metrics, does not present equipment leasing services separately from other security-related engineering services, as the performance is assessed and the resources are allocated at a subsidiary level. We discussed the financial information for equipment leasing services, including revenue and gross margin, in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, to enable the investors to better understand the Company's operation and revenue models.

In addition to considering the operating results regularly reviewed by the CODM as mentioned above, we also considered (1) the favorable impact of the significant synergies generated through our operating structures, procedures, and operating activities; and (2) the similar economic characteristics of our markets, such as the nature of our services.

Based on the above analysis, the Company identified two operating segments that also qualify as two reportable segments. We operate under two reportable business segments, for which segment disclosures are consistent with the management decision-making process that determines resource allocation and measures performance.

29.	Please tell us your consideration for not disclosing revenues by each product and service or each group of similar products and services you identify starting on page F-12, such as security systems and products, security system installation services, security systems maintenance services, security guarding services, and security screening services. Refer to ASC 280-10-50-40.

Response to Comment No. 29: In response to the Staff’s comment, we have revised our disclosure on page F-42 of the Revised Registration Statement.

General

30.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response to Comment No. 30: We respectfully advise the Staff that as of the date of this response letter, neither the Company, nor any of its authorized representatives, has presented written communications or expect to present to potential investors in reliance on Section 5(d) of the Securities Act. However, in the event that the Company does so, we will provide all such written communications to the Staff under separate cover.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Richard I. Anslow, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Dave Chan Ming
Name:	Dave Chan Ming
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP